Exhibit 99.13
CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

Re:           SilverCrest Mines Inc. – Form 40-F

I, Lara Reggin, do hereby consent to (i) the filing of the written disclosure regarding the technical report entitled the “Resource Estimate for the La Joya Property, Durango, Mexico, NI-43-101 Technical Report” prepared by P. James Barr, P. Geo, Lara Reggin, P.Geo and Ting Lu, M.Sc., P.Eng and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the property in the Company’s Management Discussion and Analysis for the year ended December 31, 2012 (the “MD&A”) and (ii) the use of my name in the MD&A and the Annual Report on Form 40-F of the Company for the year ended December 31, 2012 and any amendments thereto incorporating by reference the Company’s MD&A and the Annual Report on Form 40-F.

DATED the 4th day of April, 2013

By:
Name: Lara Reggin, P. Geo
Company: EBA Engineering Consultants
Title: